Exhibit (a)(1)(D)

Offer to Purchase for Cash by

Cole Real Estate Investments, Inc.

of

Up to $250,000,000 in Value of Shares of its Common Stock

At a Purchase Price of Not Greater Than $13.00 Nor Less Than $12.25 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 8, 2013, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH TIME AND DATE, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

June 20, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Cole Real Estate Investments, Inc., a Maryland corporation formerly known as Cole Credit Property Trust III, Inc. that has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (the “Company”), has listed its common stock, par value $0.01 per share (the “Common Stock”), on the New York Stock Exchange (“NYSE”), commencing on June 20, 2013, under the symbol “COLE”.

We have been appointed by the Company to act as the Dealer Managers in connection with the Company’s offer to purchase for cash up to $250,000,000 in value of its shares of Common Stock, at a price specified by the tendering stockholders of not greater than $13.00 nor less than $12.25 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated June 20, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE CAREFULLY READ IN THEIR ENTIRETY BEFORE A DECISION IS MADE WITH RESPECT TO THE OFFER. YOUR CLIENTS MAY TENDER ALL OR A PORTION OF THEIR SHARES OF COMMON STOCK. YOUR CLIENTS ALSO MAY CHOOSE NOT TO TENDER ANY OF THEIR SHARES OF COMMON STOCK.

As promptly as practicable after the Expiration Date, assuming the conditions to the Offer have been satisfied or waived, the Company will determine a single price per share of Common Stock (the “Purchase Price”), which will be not greater than $13.00 nor less than $12.25 per share of Common Stock, that the Company will pay, subject to “odd lot” priority and proration, for shares of Common Stock properly tendered in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of shares of Common Stock tendered pursuant to the Offer and the prices specified by the tendering stockholders. The Purchase Price will be the lowest price per share of Common Stock (in increments of $0.05) of not greater than $13.00 nor less than $12.25 per share, at which shares of Common Stock have been properly tendered or have been deemed to be tendered in the Offer, that will enable the Company to purchase the maximum number of shares of Common Stock properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $250,000,000. The Company will not accept shares of Common Stock subject to conditional tenders, such as acceptance of all or none of the shares of Common Stock tendered by any tendering stockholder. The Company is not offering to purchase, and will not accept, any fractional shares in the Offer.

All shares of Common Stock purchased in the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority and proration provisions described in the Offer to Purchase, all of the shares of Common Stock tendered at or below the Purchase Price may not be purchased if shares of Common Stock having an aggregate value in excess of $250,000,000 are properly tendered and not properly withdrawn. Only shares of Common Stock properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be eligible to be purchased. Shares of Common Stock tendered but not purchased pursuant to the Offer will be returned as promptly as practicable following the Expiration Date.

Upon the terms and subject to the conditions of the Offer, if the number of shares of Common Stock properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $250,000,000, the Company will purchase shares of Common Stock: (1) first, from all holders of “odd lots” of less than 100 shares of Common Stock who properly tender all of their shares of Common Stock at or below the Purchase Price and do not properly withdraw them prior to the Expiration Date and (2) second, from all other stockholders who properly tender shares of Common Stock at or below the Purchase Price and do not properly withdraw them prior to the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares of Common Stock, until the Company has purchased shares of Common Stock resulting in an aggregate purchase price of $250,000,000. See Section 1, “Number of Shares of Common Stock; Purchase Price; Proration; Odd Lots”, Section 3, “Procedures for Tendering Shares of Common Stock”, and Section 4, “Withdrawal Rights”, of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold shares of Common Stock of registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated June 20, 2013;

2.

Letter of Transmittal and the IRS Form W-9 for your use if you wish to accept the Offer and tender shares of Common Stock of, and for the information of, your clients (photocopies of the Letter of Transmittal, with manual signatures, may be used to tender shares of Common Stock);

3.

Letter to Clients, for you to send to your clients for whose accounts you hold shares of Common Stock registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Offer;

4.

Notice of Guaranteed Delivery with respect to shares of Common Stock, to be used if you wish accept the Offer and the procedures for book-entry transfer through the Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) system cannot be completed by the Expiration Date or if time will not permit delivery of all required documents, including a properly completed and duly executed Letter of Transmittal, to the Depositary (as defined in the Offer to Purchase) prior to the Expiration Date; and

5.	Return envelope addressed to the Depositary.

The conditions of the Offer are described in Section 6, “Conditions of the Offer”, of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on August 8, 2013, unless the Offer is extended or withdrawn. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.

If you want to tender shares of Common Stock pursuant to the Offer:

•

a Letter of Transmittal, properly completed and duly executed (or a manually signed photocopy of this Letter of Transmittal), including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of the Letter of Transmittal and, solely with respect to tenders through DTC’s ATOP system, the shares of Common Stock must be delivered pursuant to the procedures for book-entry transfer through DTC’s ATOP system set forth in Section 3, “Procedures for Tendering Shares of Common Stock”, of the Offer to Purchase, in each case prior to the Expiration Date

•	the tendering stockholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures set forth in the Offer to Purchase.

Although the Company’s Board of Directors has authorized the Offer, none of the Company, any member of the Company’s Board of Directors, the Dealer Managers, the Paying Agent, the Depositary, the Information Agent (each as defined in the Offer to Purchase) or any of their respective affiliates has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their shares of Common Stock or as to the price or prices at which they may choose to tender their shares of Common Stock. Your clients must make their own decisions as to whether to tender their shares of Common Stock, how many shares of Common Stock to tender and the price or prices at which their shares of Common Stock should be tendered. In doing so, your clients should read carefully the information in, or incorporated by reference into, the Offer to Purchase and the related Letter of Transmittal including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”. Your clients are urged to discuss their decisions with their tax advisors, financial advisors and/or you.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Managers, the Paying Agent, the Depositary and the Information Agent, as described in the Offer to Purchase) for soliciting tenders of shares of Common Stock pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares of Common Stock pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5, “Purchase of Shares of Common Stock and Payment of Purchase Price”, of the Offer to Purchase).

If you have any questions regarding the Offer, please contact the Dealer Managers (institutional stockholders) or the Information Agent (retail stockholders), each at the telephone numbers and addresses set forth below. If you require additional copies of the Offer to Purchase, the Letter of Transmittal or any amendments or supplements thereto, please contact the Information Agent at the telephone numbers and address set forth below.

The Depositary and Paying Agent for the Offer is:

The Colbent Corporation

By registered, certified, express or first class mail:	By overnight courier:

The Colbent Corporation	The Colbent Corporation
Cole Real Estate Investments Offer	Cole Real Estate Investments Offer
Attention: Corporate Actions	Atten: Corporate Actions
P.O. Box 859208	161 Bay State Drive
Braintree, Massachusetts 02185-9208	Braintree, Massachusetts 02184

Facsimile (for withdrawals only): (781) 930-4942

The Dealer Managers for the Offer are:

Goldman, Sachs & Co.	Lazard Frères & Co. LLC

200 West Street, 7th Floor New York, New York 10282 Call Toll Free: (800) 828-3182	30 Rockefeller Plaza New York, New York 10020 Call: (212) 632-1979 Call Toll Free: (877) 364-0850

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call: (212) 269-5550

All Others Call Toll Free: (800) 659-6590 or

via email at cole@dfking.com

Very truly yours,

Goldman, Sachs & Co. and

Lazard Frères & Co. LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Managers, the Paying Agent, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.